Filed Pursuant to Rule 433 of the Securities Act of 1933
Registration Statement No. 333-235385
Issuer Free Writing Prospectus dated January 7, 2020

 Corporate Presentation (NASDAQ: CHFS)January 2020  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  1

     Safe Harbor Statement  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  2  This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act, as amended regarding our plans, expectations, beliefs, estimates, goals and outlook for the future that are intended to be covered by the Private Securities Litigation Reform Act of 1995. Except for statements of historical fact, all forward-looking statements are management’s present expectations and are not guarantees of future events and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “plan,” “predict,” “potential,” “project,” “promising,” “expect,” “estimate,” “anticipate,” “intend,” “goal,” “strategy,” “milestone,” and similar expressions and variations thereof. Various factors could cause actual results to differ materially from these statements including our ability to execute on our commercial strategy and to grow our Aquadex FlexFlow® business, our post-market clinical data collection activities, benefits of our products to patients, our expectations with respect to product development and commercialization efforts, our ability to increase market and physician acceptance of our products, potentially competitive product offerings, intellectual property protection, our expectations regarding anticipated synergies with and benefits of the Aquadex FlexFlow business, our business strategy, market size, potential growth opportunities and the other risks set forth under the caption “Risk Factors” and elsewhere in our periodic and other reports filed with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. We are providing this information as of the date of this presentation we undertake no obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise. Although the Company believes that the forward-looking statements are reasonable and based on information currently available, it can give no assurances that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.This presentation also contains estimates and other statistical data made by independent parties and by us relating to market shares and other data about our industry. These data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.Aquadex FlexFlow® is a registered trademark of CHF Solutions, Inc. Aquadex SmartFlow™ is a trademark of CHF Solutions, Inc.

     Investing in our securities includes a high degree of risk. You should consider carefully the specific factors discussed below, together with all ofthe other information contained in our SEC filings. If any of the following risks actually occurs, our business, financial condition, results ofoperations and future prospects would likely be materially and adversely affected. This could cause the market price of our securities to decline and could cause you to lose all or part of your investment. Risks include but are not limited to:We are currently seeking 510(k) FDA approval of the Aquadex FlexFlow System for use in pediatrics, however, there is no guarantee that we will receive approval from the FDA.We have a limited history of operations and limited experience in sales and marketing, and we might be unsuccessful in increasing our sales and cannot assure you that we will ever generate substantial revenue or be profitable.Our near-term prospects are highly dependent on revenues from a single product, the Aquadex FlexFlow system. We face significant challenges in expanding market acceptance of the Aquadex FlexFlow system, which could adversely affect our potential revenues.We do not have commercial manufacturing experience and could experience difficulties in producing commercial volumes of the Aquadex FlexFlow system and related components or may need to depend on third parties for manufacturing.  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  3  We believe that we will need to raise additional capital to fund our operations beyond 2020. If additional capital is not available, we will have  to delay, reduce or cease operations.We depend upon third-party suppliers, including single source suppliers, making us vulnerable to supply problems and price fluctuations.If we cannot develop adequate distribution, customer service and technical support networks, then we may not be able to market and  distribute the Aquadex FlexFlow system effectively and our sales will suffer.The competition for qualified personnel is particularly intense in our industry. If we are unable to retain or hire key personnel, we may not be  able to sustain or grow our business.The company may face significant risks associated with international operations, which could have a material adverse effect on business,  financial conditions and results of operations.Nasdaq may delist our common stock from its exchange which could limit investors’ ability to make transactions in our securities and subject  us to additional trading restrictions.The company has a large number of authorized but unissued shares of stock, which could negatively impact a potential investor if they  purchased the common stock.The company is a “smaller reporting company” under federal securities laws and the company cannot be certain whether the reduced  reporting requirements applicable to such companies will make the common stock less attractive to investors.  Risk Factors

     Statement about Free Writing Prospectus  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  4  This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.We have filed a Registration Statement on Form S-1 with the SEC, including a preliminary prospectus dated January 3, 2020 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov.Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., Attn: Prospectus Department, 277 Park Avenue, 26th Floor, New York, NY 10172, by calling (212) 409-2000 or by email at prospectus@ladenburg.com.

   Our Vision  For Investor Purposes Only: Not For Product Promotion 5©2020 CHF Solutions, Inc.  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  CHF Solutions is dedicated to changing the lives of patients suffering from fluid overload through science, collaboration, and innovation.

Addressable Target Segments

➢ **We are transitioning from a primary focus on the chronic needs in heart failure to the acute needs in cardiac surgery and, we anticipate soon, to the life-saving therapy in pediatric care**

Pediatric[1]

- Renal Replacement
- Heart Disease
- Cardiac Surgery
- Transplants
- ECMO

Expect FDA 510(k) Clearance Early 2020

Critical Care

- **CV Surgery (VAD, CABG, HV)***
- Liver (Transplant, Disease)
- Sepsis
- Adult ECMO

**strategic entry point*

Multiple On-Going Studies

Heart Failure

- Inpatient
- Outpatient

Commercialization

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.

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1. Subject to FDA 510(k) clearance

Upcoming Key Milestones

Upcoming Key Milestones	Expected Timing
▪ FDA 510(k) clearance of: o Expanded use in pediatric population (≥ 20kg) o Next generation Aquadex SmartFlow™ console	Q1 2020
▪ Receive CE mark for Aquadex SmartFlow	Q1 2020
▪ U.S. pediatric market introduction of Aquadex SmartFlow	Q2 2020
▪ Initiate Tampa VA clinical study on outpatient use of Aquadex SmartFlow	Q2 2020
▪ Expanded clinical study results of aquapheresis in tandem with extracorporeal membrane oxygenation (ECMO) in pediatric patients	Q2 2020
▪ Submit Category I CPT code application for aquapheresis using Aquadex SmartFlow	Q2 2020
▪ Results of Mt Sinai 200 patient retrospective study in post cardiovascular surgery to be published at American College of Cardiology (ACC) meeting (submission October 2020)	Q3 2020
▪ Abington-Jefferson retrospective single-center heart failure study to be published at Heart Failure Society of America (HFSA)	Q3 2020
▪ Final publication of therapy into advanced liver disease (pre & post transplant) at Mt. Sinai Hospital.	Q4 2020

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
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Next Generation Aquadex

Expect FDA 510(k) Clearance Early 2020
Expect CE Mark Q1 2020

aquadex SmartFlow™



Simple	Easy set-up and monitoring allowing for a 4:1 nurse to patient ratio
Flexible	Deliver safe and precise therapy with the ability to adjust the fluid removal rate and volume to meet each patient's clinical need
Smart	**Filter Alert** prompts action to extend life and reduce therapy time **Hct** informs therapy triage and termination decisions **Sv02** to help determine the amount of oxygen delivered to the body and guide therapy decisions **Track fluid removed** more easily than today's manual process

*New ease of use and diagnostic features that provide therapeutic insights are expected to result in **greater account penetration** (more consoles per account) **and utilization** (more circuits per console)*

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.

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Competitive Landscape

➢ **The Aquadex SmartFlow offers a new and differentiated treatment in critical underserved markets:**

	Ultrafiltration (Dedicated)	Pediatrics Ultrafiltration	Critical Care – Continuous Renal Replacement Therapy ("CRRT")
chf solutions	**U.S. / Int'l Approval**	**Pending 510(k) (est. early 2020) & Int'l Approval**	**Potential for more effective treatment with Aquadex**
Baxter	-	-	U.S. / Int'l Approval
FRESENIUS	-	-	U.S. / Int'l Approval
B BRAUN SHARING EXPERTISE	-	-	Int'l Approval No US Approval
Medtronic	Int'l Approval No US Approval	Int'l Approval No US Approval	Int'l Approval No US Approval
NIKKISO	-	-	Int'l Approval No US Approval

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
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     Pediatric Opportunity    “For our babies born with diseased or absent kidneys, Aquadex has given them a chance at life because in the past, there were no options to treat these patients.”Kara Short, MSN, CRNP, NICU nurse practitioner at Alabama Children’s Hospital  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  10

Pediatrics: Providing a Solution in an Underserved Market

- **Aquadex FlexFlow/ultrafiltration is currently being prescribed (off-label use) by physicians to treat various pediatric conditions**

Acute

- Kidney replacement therapy (11,000 patients/yr)[1]
- Cardiac surgery (10,000 procedures/yr)[2]
- Extracorporeal membrane oxygenation (ECMO) therapy (6,000 procedures/yr)[3]
- Solid organ transplantation (2,000 procedures/yr)[4]

Chronic

- Heart Disease (12,000 patients/yr)[5]


aquadex

Expect FDA 510(k) label expansion in pediatrics early 2020

1. https://www.ncbi.nlm.nih.gov/pubmed/23833312
2. https://www.cdc.gov/ncbddd/heartdefects/data.html
3. https://www.ncbi.nlm.nih.gov/pubmed/23246046.
4. https://www.organdonor.gov/about/donors/child-infant.html.
5. http://www.heartviews.org/article.asp?issn=1995-705X;year=2016;volume=17;issue=3;spage=92;epage=99;aulast=Jayaprasad

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
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Aquadex is Providing Pediatric Patients at High Risk of Mortality an Opportunity at Life

Patient's Weight	Survival Rate with Aquadex
< 10kg	**60%**
10kg – 20kg	**100%**
> 20kg	**97%**

Group 1 patients would traditionally not receive any kind of therapy

Attributes	Grp 1: <10 kg	Grp 2: 10-20kg	Grp 3: >20 kg
# of patients	N=72	N=13	N=34
Median age	19 days	26 months	190 months
Median weight at therapy onset	4.1 kg	15.1 kg	60.1 kg
Primary disease	43% kidney 29% cardiac	54% kidney 31% other	38% kidney 38% cardiac
Predominant indication	46% Volume overload	54% Volume overload	91% Volume overload
Common modality	67% CVVH	62% CVVH	92% SCUF
Median blood flow rate, ml/min	40	40	40
Median # days on UF	9	7	1
Median # of circuits	4	3	2
Cardioresp. support at initiation (or w/ complications at initiation)	3%	7%	0%
Survival at end of treatment	43 (60%)	13 (100%)	33 (97%)
Survival at hosp discharge	23 (32%)	11 (85%)	23 (68%)
Survival at 1-yr	12 (52%)	8 (73%)	14 (67%)
Most prevalent complications	Transient hypotension (30), filter clot (37)	Transient hypotension (3), filter clot (9)	Transient hypotension (4), filter clot (6)

Clinical Data Overview: Patients who received therapy with Aquadex FlexFlow from January 2012 – March 2018 (n=119 admissions, 884 circuits); Three centers: Children's of Alabama, Cincinnati Children's Hospital and Seattle Children's Hospital (Menon S. et al. CJASN. August 28, 2019)

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.

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12

Subject to FDA 510(k) clearance for pediatric use

Children's of Alabama – Pioneer of Aquadex Use in Pediatrics

- **Pediatric use of the Aquadex FlexFlow was first introduced at Children's of Alabama in 2016 by Dr. David Askenazi[1]**
- **Today, 97% of therapy initiations occur without hemodynamic changes, meaning that the hospital gets pediatric patients on the machine safely[2]**

Sample Pediatric Patient Case Study[3]	
Age	2.5 years
Average Weight for Age	30 lbs.
Actual Weight with Fluid Overload	50 lbs.
Prior to Aquadex Treatment	▪ Nephrotic syndrome ▪ No response to diuretics or other therapies ▪ Unable to walk ▪ Potential risk to heart and lung function
Aquadex Treatment	▪ Daily treatment for 2 weeks
Result	▪ Removal of 20 lbs. of fluid

Children critically ill with fluid overload from heart failure, liver failure and sepsis have also benefitted from the use of Aquadex FlexFlow[1]

1. Aquadex FlexFlow® modified for pediatric use by staff at Children's of Alabama without promotion or training by CHF Solutions
2. Birmingham Medical News "Adapting Technology Saves Tiny Patients"; December 17, 2019
3. Sample patient case study. Individual clinical results may vary

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.

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Subject to FDA 510(k) clearance for pediatric use

Pediatric Opportunity, Pipeline & Regulatory Status

- **The Aquadex FlexFlow is being used in 24 metro areas in the U.S. for pediatric use without sales and marketing by CHF Solutions (pending 510(k) clearance for pediatric use)**

Phase 1 – Initiate Contact[1]

City / State
Colorado Springs, CO
Corpus Christi, TX
Dallas, TX
Gainesville, FL
Grand Rapids, MI
Indianapolis, IN
Kansas City, MO
Lexington, KY
Minneapolis, MN
Washington D.C.

Phase 2 – Approval[2]

City / State
Chicago, IL
Columbus, OH
Houston, TX
San Diego, CA
Pittsburg, PA

Phase 3 – Implementation[3]

City / State
Dayton, OH
Hollywood, FL
Palo Alto, CA
Wilmington, DE
Philadelphia, PA

Phase 4 – Adoption[4]

City / State	# of Units
Birmingham, AL	5
Cincinnati, OH	5
Miami, FL	3
Seattle, WA	3
Total Units	16

At Phase 2 the Aquadex FlexFlow is purchased

33% of revenue in Q4 2019

With no promotion by CHF Solutions

1. Center contacted CHFS and communication has been established
2. Clinical training scheduled and necessary product purchased
3. Clinical staff trained and therapy has started
4. Therapy being used on a regular basis

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
chf solutions 14

Joe DiMaggio Children's Hospital Uses Aquadex FlexFlow In Tandem With ECMO In Pediatric Patients

- **Extracorporeal Membrane Oxygenation (ECMO) is an advanced form of life support that does the work of the heart and lungs when those organs are failing**
- **Children with cardiopulmonary failure requiring ECMO are at risk for fluid overload; it has been shown that survival in the ICU is inversely proportional to fluid overload[1]**

Sample ECMO + Aquadex Pediatric Patient Case Study[1,2]	
Age	4 years
Indication for ECMO	Septic Shock due to Streptococcus Pyogenes
Indication for AQ	Fluid Removal because of AKI stage 3
Outcome	▪ Initiated AQ on ECMO day 3 ▪ Remove ECMO and AQ on ECMO day 4 ▪ Transferred out of PICU on hospital day 13
Aquadex Treatment	▪ 17 hours
Result	▪ Patient discharged home on hospital day 18

The use of Aquadex FlexFlow provides a simplified and safe form of fluid removal with minimal impact on ECMO therapy and renal function[1]

1. Aquapheresis (AQ) in Tandem with Extracorporeal Membrane Oxygenation (ECMO) in Pediatric Patients; J Extra Corpor Technol. 2019;51:163–8
2. Sample patient case study. Individual clinical results may vary

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
chf solutions 15

Subject to FDA 510(k) clearance for pediatric use

 Critical Care Opportunity  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  16

Critical Care: Ultrafiltration Critical to Success in Fluid Overloaded, Critically Ill Patients

- Many large-volume hospitals use Aquadex FlexFlow as a treatment for fluid overload in the ICU setting
- The clinical reason for fluid overload in critically ill patients is related to the requirement for fluid resuscitation (infusion of fluids to maintain hemodynamics)
- In a retrospective study of Aquadex FlexFlow utilization at Lenox Hill Hospital in NYC, 23 patients were treated safely in situations, other than heart failure, without effecting renal function[1]

Hospital Location Where Aquadex FlexFlow is Used in Critically Ill Patients[1]

- Cardiothoracic Intensive Care Unit (ICU)
- Critical Care Unit
- Medical ICU
- Surgical ICU

Indications for Prescribing Aquadex FlexFlow in Critically Ill Patients[1]

- Cardiogenic shock, including post CTS
- Anasarca (general tissue fluid accumulation)
- Acute Tubular Necrosis (ATN) with volume overload
- End-stage renal disease between hemodialysis
- Post-operative volume overload

1. Aquapheresis: An Institutional Experience at Lenox Hill Hospital (Abstract presented a the 2019 ANS)

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
chf solutions 17

Critical Care Growth Opportunities

	STATUS	Est. Market Size
Cardiac Surgery (Valves, CABG)	Current commercialization efforts	520,000 patients/year[1]
Liver Transplants	Ongoing single center prospective study of therapy in advanced liver disease	8,000 patients/year[2]
VAD	- Emerging use in indication - Actively targeting U.S. and European centers	4,000 patients/year[3]
Sepsis	- Emerging use in indication - Independent clinical data being generated	Evaluating market Sepsis 1.7m patients/year[4]
Liver Disease		Liver Disease 650,000 patients/year[5]
Adult ECMO		Adult ECMO 120,000 patients/year[6]

Near-Term Opportunities: Cardiac Surgery, Liver Transplants, VAD

Long-Term Opportunities: Sepsis, Liver Disease, Adult ECMO

Additional Potential Markets

- *General trauma*
- *Burns*
- *Other solid organ transplants*

1. https://www.grandviewresearch.com/industry-analysis/coronary-artery-bypass-graft-cabg-market
2. https://www.healthline.com/health/liver-transplant-survival
3. Grand View Research. Market Research Report. 2015; 978-1-68038-603-5.
4. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6557150/
5. https://www.ncbi.nlm.nih.gov/pubmed/25291348
6. https://www.ncbi.nlm.nih.gov/pubmed/30247176

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
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     Acute Need in Cardiac Surgery: Fluid Overload is Associated with Greater Mortality      Retrospective analysis on 1,358 patients who underwent cardiac surgery  Greater amount of IV fluid during cardiac surgery associated with three-fold increase in mortality at 90 days  Fluid Overload is Associated with 300% Increase in 90 Day Mortality Rates Post CV Surgery  Source: Pradeep, A. et al. HSR Proc IC and Car An. 2010 Mar; 2(4): 287-296        Survival rates with Excess Fluid  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  19  Survival rates with No Excess Fluid

Aquadex FlexFlow Provides Significant Clinical and Economic Benefits in CV Surgery

- Modified ultrafiltration reduces duration of assisted ventilation post cardiac surgery[1,2,3]
- Ultrafiltration associated with decreases in certain post-operative complications[4,5,6,7]
- Aquadex FlexFlow not considered renal replacement therapy from a quality reporting standpoint
- No Nephrology consultation required to prescribe Aquadex FlexFlow
- Featured sponsorship of CV usage discussion at Society of Thoracic Surgeons by Daniel Beckles, M.D., Ph.D.



FLUID OVERLOAD IN POST SURGICAL PATIENTS
A STEP TOWARDS PREDICTABLE AND PRECISE FLUID REMOVAL
Physicians face the daily challenge of managing fluid in post-op CV surgical patients. The Aquadex FlexFlow System allows for predictable and precise fluid removal with no significant changes to electrolytes.
READMISSION
Occurs in nearly 20% of patients after cardiac surgery and accounts for an additional 5 days in the hospital¹
FLUID OVERLOAD
Accounts for 13.5% of readmissions, ranking 3rd most common cause within 30 days and 1st most common cause after 30 days¹
Contributes to renal dysfunction, arrhythmias, and infection²
Associated with increased mortality and ICU length of stay²
chf solutions

1.Luciani GB, et al. Circulation. 2001 Sep 18;104(12 Suppl 1): I253-I259. 2. Kiziltepe, U, et al. Ann Thorac Surg. 2001 Feb;71(2): 684-93. 3. Grunenfelder et al. Eur J of Cardio-Thoracic surgery.2000; 17:77-83. 4. Sahoo TK, et al. Indian J Thorac Cardiovas Surg. 2007 Jun;23(2):116-124. 5. Boodhwani M et al. Eur J Cardiothorac Surg. 6. Torina et al. J of Thorac Cardiovasc Surg. 2012;144:663-70. 7. Papadppoulos et al. Perfusion. 2013;28:306-14.

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
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 Heart Failure Opportunity  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  21

Heart Failure ("HF") – Opportunity in the 30 Days Readmission Patient Population

- **Over 1 million heart failure ("HF") hospitalizations annually in the US and 90% of these are due to fluid overload[1]**
  - 68% show sub-optimal response, 40% exhibiting diuretic resistance ("failure")[3]. Nearly 50% of patients are discharged with residual excess fluid[1]
  - Worsening heart failure with increased mortality after discharge[1]
- **Several publications support the use of Aquadex FlexFlow to lower re-hospitalization rates in CHF patients[1]**
  - Per patient savings of $3,975 over 90 days when Aquadex FlexFlow is used compared to diuretics[2]
- **Expect to submit Category I CPT code application for aquapheresis using Aquadex SmartFlow in Q2 2020**



2019			2020	2021	2022
Q2: Attended CPT Editorial Panel Meeting	Q3: Gained support of specialty societies for application	Q4: ACC Coding Committee recommended aquapheresis using Aquadex for Cat. 1 CPT code	Q2: Submit Cat. I CPT code application	Q4: Notification of new Cat. 1 CPT code (if approved)	Q1: Effective date of new Cat. 1 CPT code (if approved)

1. Costanzo MR, et al., J Am Coll Cardiol., 2017; 69: 2428-45 2. Costanzo MR et al., Poster presented at ISPOR 23rd Annual International Meeting, May 19-23, Baltimore, MD, USA. 3. Testani, Circ Heart Failure, 2016;9:e002370

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
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Outpatient Opportunity Update

- **Tampa VA Clinical Study on Outpatient Use of Aquadex**
  - Goal: Manage HF patients proactively to avoid 30-day readmissions
  - $6.5M blanket purchase agreement received for outpatient trial
  - Aquadex FlexFlow vs. IV diuretics in outpatient setting
  - Prospective, randomized 80 patient study
  - Q2 2020 initiation - IRB Approved. Awaiting first patient
  - Primary outcomes: weight change and rehospitalizations
  - Secondary endpoints: fluid removal, renal function, cost effectiveness, QOL, etc.

James Haley Veterans' Hospital and Clinics Tampa

- **Active Aquadex FlexFlow Outpatient Programs**
  - MedStar Good Samaritan Hospital (Baltimore, MD)
  - Advocate Good Samaritan Hospital (IL)
- **Aquadex FlexFlow Outpatient Program Pipeline**
  - Oklahoma Heart Institute (OK)
  - Christ Hospital (Cincinnati, OH)
  - Ohio State University (Columbus, OH)
- **Expect to submit Category I CPT code application in Q2 2020**

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
chf solutions 23

 US direct sales team of 13 sales territories and 14 clinical education specialistsDistribution partners in UK, Italy, Germany, Spain, Greece, Singapore, Hong Kong, Thailand, India & Brazil  Expanding Commercial Distribution    In Q3/Q4 2019, we refocused our sales force towards the cardiac surgery and pediatrics markets  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  24

 Financials & Capitalization  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  25

     Financial Metrics  US Pediatric Revenue as % of US Product Revenue  $ in 000s  Q3 2019: clinical pediatric publicationQ3-Q4 2019: commenced salesforce refocus to cardiac surgery and pediatrics  2019 Quarterly Revenue  2019 Quarterly Gross Margin  Note: Q4 2019 numbers are preliminary  Comments    For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  26

Comparable Pediatric and Critical Care Companies

Beyond Air, Inc. (NASDAQ:XAIR)

- Pediatric/ critical care nitric oxide delivery device
- Not FDA approved

Market Cap + Debt ($0.3M) = $91M[1]

LTM Product Sales = $0[2]

Cytosorbents Corp. (NASDAQ:CTSO)

- Critical care blood purification device
- Not FDA approved

Market Cap + Debt ($16.2M) = $139M[1]

LTM Product Sales = $21.6M (int'l)[2]

LTM Product Sales Multiple = 6.5x

chf solutions

- Fluid overload treatment device
- FDA approved
- Pediatrics & Critical Care
- FDA clearance pending in pediatrics

Market Cap + Debt ($0) = $4.0M

LTM Product Sales = $5.5M

LTM Product Sales Multiple = 0.7x

89% discount for a company with U.S. product sales, no debt, an FDA approved device and an additional indication pending clearance

1. As of January 7, 2020
2. As of September 30, 2019

Comparison to peers have limitations and material characteristics that may differ from the subject comparison.
For informational purposes only

For Investor Purposes Only: Not For Product Promotion
©2020 CHF Solutions, Inc.
chf solutions 27

 Capitalization as of December 31, 2019  Common Stock or Equivalents  Common Shares Outstanding (Nasdaq CHFS)  4,674,068  Series F Convertible Preferred1  538,210  Options (weighted average exercise price $21.56)  405,730  Warrants2 (weighted average exercise price $7.06)  6,948,466  Fully Diluted Shares  12,566,474  For Investor Purposes Only: Not For Product Promotion©2020 CHF Solutions, Inc.  28  Capitalization  Cash as of December 31, 2019: $1.3MNo debt  535 shares convertible at $0.9942 per share, anti-dilution rightsConsists of: a) 4.7 million Series 1 and Series 2 warrants exercisable at $5.25, half expire within 30 days of announcement of a pediatric label modification by the FDA, half expire Mar 2024, b) 1,219,076 warrants exercisable at $0.9942, expiring Nov 2024,c) 575,830 warrants exercisable at $1.41 expiring Apr 2025, d) 277,161 warrants exercisable at $29.7, expiring in Nov 2024; e) 9,494 warrants exercisable at $63.0, expiring Nov 2024; and f) 135,477 warrants exercisable at a weighted average exercise price of $98.7, expiring Feb 2022-Feb 2025. No anti-dilution provision on any warrants.

CHF Solutions Investment Considerations

➢ **Medical device company with near- and long- term growth opportunities:**

- **Pediatrics:** providing a solution to an underserved market; seeking 510(k) clearance
- **Cardiac Surgery & Critical Care:** Leveraging acute need to reduce mortality and drive adoption with clinical/economic benefits
- **Heart Failure:** Largest market opportunity. Increasing focus in outpatient hospital clinics and leveraging Tampa VA outpatient clinical study

➢ **Sales force focus on new underserved market opportunities**

➢ **Anticipated key milestones in 2020 including, but not limited to:**

- Pediatric 510(k) clearance: early 2020
- Tampa VA first patient enrollment in outpatient study – Q2 2020
- Clinical publications for use in CV Surgery, HF and advanced Liver disease in Q3/Q4 2020
- Therapy initiation in several hospital systems for Pediatrics, CV Surgery, and advanced Liver disease

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